Rec 8/22/06

SECU[illegible] 06050136

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33846

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Indiana Merchant Banking And Brokerage Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Circle Tower, 55 Monument Circle, Suite 715
(No. and Street)

Indianapolis (City) Indiana (State) 46204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael C. Grady (317) 637-4844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price & Gartrell, P.C.
(Name – *if individual, state last, first, middle name*)

8465 Keystone Crossing, Ste. 195, Indianapolis, IN 46240
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 16 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 22 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

OATH OR AFFIRMATION

I, Michael C. Grady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Indiana Merchant Banking and Brokerage Co., Inc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. .
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDIANA MERCHANT BANKING
AND BROKERAGE CO., INC.
FINANCIAL STATEMENT

JUNE 30, 2006

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Indiana Merchant Banking and Brokerage Co., Inc.
Indianapolis, Indiana

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Indiana Merchant Banking and Brokerage Co., Inc., as of June 30, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial condition of Indiana Merchant Banking and Brokerage Co., Inc. as of June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Price & Gartrell, P.C.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

JULY 18, 2006

Stephen D. Price, C.P.A.
H. Lynn Gartrell, C.P.A.

Frank T. Crislip Jr., C.P.A.
Jason C. Lowe, C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

<u>CONTENTS</u>

INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2006

ASSETS

ASSETS		
Cash in bank	$	4,326
Cash - Clearing Firm		10,032
Accounts receivable		299
Due from affiliate		38,898
TOTAL ASSETS	$	53,555

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	579
Commissions payable		143
TOTAL LIABILITIES		722
Stockholder's equity:		
Common stock, no par value		
1,000 shares issued and outstanding		5,000
Additional paid-in capital		38,128
Retained earnings		9,705
TOTAL STOCKHOLDER'S EQUITY		52,833
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	53,555

See accompanying notes to financial statement.

INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2006

INCOME	
Commissions	$ 607,132
Interest	5,966
	613,098
OPERATING EXPENSES	
Management fees	539,381
Licenses and fees	38,739
Sundry other	32,342
	610,462
Net income before income taxes	2,636
Provision for federal income taxes	670
NET INCOME	$ 1,966

See accompanying notes to financial statement.

INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2006

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS
Balance at July 1, 2005	$ 5,000	$ 38,128	$ 7,739
Net income	-	-	1,966
Balance at June 30, 2006	$ 5,000	$ 38,128	$ 9,705

See accompanying notes to financial statement.

INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2006

Cash flows from operating activities:		
Net income	$	1,966
Changes in assets and liabilities		
Increase in amount due to (from) affiliate		(11,206)
Decrease in accounts receivable		2,841
Increase in amount at clearing firm		(13)
Increase in accounts payable		579
Decrease in commissions payable		(1,270)
Decrease in cash from operating activities		(7,103)
Cash at beginning of year		11,429
Cash at end of year	$	4,326

See accompanying notes to financial statement.

INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a registered broker-dealer under the Securities Exchange Act of 1934.

2. CAPITAL REQUIREMENTS

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital as defined under Rule 15c3-1. At June 30, 2006, the Company had net capital of $ 8,636.

3. EXEMPTION FROM RULE 15c3-3

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Company meets the exemptive provisions of Rule 15c3-3.

4. RELATED PARTY TRANSACTIONS

The Company utilizes the offices, equipment and personnel of a related company and, accordingly, pays such company management fees. Both companies have the same stockholder.

5. INCOME TAXES

At June 30, 2006, the Company has available net operating loss carryforwards of approximately $5,923 which may be used to offset future taxable income. Such carryforwards expire through the year 2013.

See accompanying notes to financial statements.

INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.
COMPUTATION OF NET CAPITAL
JUNE 30, 2006

Net worth	$	52,833
Less:		
Non-allowance assets		(38,898)
Haircut		(299)
Net capital		13636
Less: minimum capital requirement		(5,000)
Excess capital	$	8,636

With respect to the computation of net capital under rule 15c3-1, no material differences exist between the computation herein and the respondent's corresponding determination filed for the quarter ended June 30, 2006.

See accompanying notes to financial statements.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Indiana Merchant Banking and Brokerage Co., Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the Commission's objectives. In addition, no facts came to our attention that would indicate that conditions of the exemption from the rule 15c-3-3 had not been complied with during the period.

This report is intended solely for the use of management and the Securities and Exchange Commission, and should not be used for any other purpose.

Price + Gartrell, P.C.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

JULY 18, 2006